ORAL ARRANGEMENTS WITH THE COMPANY

New Director

1)	Lease Arrangement

The Company has an oral arrangement with the new Director for the use of the Home for current operations which are minimal at no cost until the Company will raise funds pursuant to its registration Statement at which time the Company shall seek other office space for rental .The Company intends to file a copy of any new written lease agreements (with consideration) accordingly, when applicable in its future periodic report filings.

2)	Loan Agreements

The Company has an oral arrangement with its new Director who will and has agreed to fund the current minimum required funds ( Interest free ) needed to meet the minimum ongoing operations of the Company for a period of not less than the following twelve months ..

Former Directors (current shareholders)

The former directors have agreed that the loans outstanding as at December 31 2014 from the Company will NOT be repaid to them and will NOT be demanded prior to when the Company generates revenues and has sufficient resources to repay the loans ..